FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 5th of October, 2006

msystems Ltd.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

Attached hereto is the text of a press release issued October 4, 2006, by msystems.

This Form 6-k is incorporated by reference into our registration statements on Form S-8 and Form F-3 filed with the Securities and Exchange Commission (registration no. 333-127467 and registration no. 333-126774, respectively).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

msystems Ltd.
(Registrant)
Date:	October 5, 2006	By:	/S/
Donna Gershowitz VP, General Counsel

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SanDisk Contacts	msystems Contacts
Investors:
Lori Barker Padon lbarker@sandisk.com +1 408-801-1384	Elana Holzman elana.holzman@m-systems.com +972 9-764-5000 Jeff Corbin / Lee Roth KCSA Worldwide jcorbin@kcsa.com / lroth@kcsa.com +1 212-896-1214
Media:
Bob Goligoski bgoligoski@SanDisk.com +1 408-801-1036	David Coates Brodeur + 1 617-507-2800

SANDISK ACQUISITION OF MSYSTEMS RECEIVES U.S. REGULATORY CLEARANCE

MILPITAS, California & KFAR SABA, Israel--(BUSINESS WIRE)-October 4, 2006--SanDisk® Corporation (NASDAQ:SNDK - News) and msystems(TM) Ltd. (NASDAQ:FLSH - News) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the proposed acquisition of msystems by SanDisk, has expired.  Additionally, the SEC has issued a no action letter pursuant to which SanDisk may issue its common stock in the acquisition, if it receives the required Israeli court approval, without registration under the Securities Act of 1933.

The proposed acquisition of msystems by SanDisk was announced on July 30, 2006 by the two companies and the closing of the transaction remains subject to conditions, including, among others, msystems shareholder approval, Israeli court approval, certain other regulatory approvals as well as customary closing conditions. SanDisk expects the transaction to close around the end of the calendar year.

About SanDisk

SanDisk, the world`s largest supplier of flash memory data storage card products, designs, manufactures and markets industry-standard, solid-state data, digital imaging and audio storage products using its patented, high density flash memory and controller technology.  SanDisk is based in Milpitas, CA.

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About msystems

msystems has been transforming raw flash into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

Forward-Looking Statements

Statements contained in this press release that are not historical facts, including statements regarding the consummation of the transaction and the timing thereof, are forward-looking statements as that item is defined in the federal securities laws. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule; the risk that the various conditions precedent to the consummation of the acquisition are not satisfied or waived; and other risks, some of which are discussed in the companies` reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies` SEC filings, including, without limitation, SanDisk`s Form 10-K for its fiscal year ended January 1, 2006, and its Form 10-Qs, msystems`  Form 20-F for the year ended December 31, 2005 and msystems` Forms 6-K. The companies` filings are available from the Securities and Exchange Commission or may be obtained on SanDisk`s website at www.sandisk.com and msystems` website at www.msystems.com, as applicable.

Where You Can Find Additional Information

msystems` security holders are advised to read the proxy statement regarding the proposed merger, which will be furnished to the SEC on Form 6-K and mailed to all msystems security holders, because it will contain important information.  msystems` security holders will be able to obtain a free copy of the proxy statement (when it is furnished to the SEC and becomes available) at the SEC`s website at http://www.sec.gov.

SanDisk® is a registered trademark of SanDisk Corporation registered in the United States and other countries. msystems is a trademark of msystems Ltd.

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